UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2016

000-13248

(Commission File Number)

VBI VACCINES INC.

(Exact name of Registrant as specified in its charter)

222 Third Street, Suite 2241

Cambridge, Massachusetts 02142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.) (the “Company”) will hold its Annual General and Special Meeting of Shareholders (the “Annual Meeting”) at the Kimpton Hotel Marlow, 25 Edwin H Land Blvd, Cambridge, Massachusetts at 12:00 pm (Eastern Time) on Friday, September 23, 2016. In connection with the Annual Meeting, copies of the Company’s (i) Management Information Circular, (ii) the notice of meeting, (iii) the form of proxy, (iv) the beneficial shareholder financial statements request form and (v) the Certificate of Abridgement are furnished herewith as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	Management Information Circular

99.2	Notice of Meeting

99.3	Form of Proxy

99.4	Beneficial Shareholder Financial Statements Request Form

99.5	Certificate of Abridgement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VBI Vaccines Inc.

Date: August 23, 2016	By:	/s/ Jeff Baxter
Jeff Baxter
President and Chief Executive Officer